Exhibit 99.4

FORM OF LETTER TO RECORD HOLDERS OF COMMON UNITS

CAPITAL PRODUCT PARTNERS L.P.

Non-Transferable Rights to Purchase Common Units

Distributed to holders of Common Units of Capital Product Partners L.P.

November 27, 2023

Dear Unitholder:

This letter is being distributed by Capital Product Partners L.P., a master limited partnership organized under the laws of the Marshall Islands (the “Partnership”), to all holders (“Unitholders”) of its common units representing limited partnership interests in the Partnership (the “Common Units”), as of 5:00 pm New York City time on November 24, 2023 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of non-transferable rights (the “Rights”) to purchase Common Units. The Rights are described in the Partnership’s prospectus supplement, dated November 27, 2023 (together with the accompanying base prospectus, dated September 29, 2023, the “Prospectus”).

In the Rights Offering, the Partnership is offering up to an aggregate of 35,087,719 Common Units pursuant to the Prospectus. The Rights Offering will expire at 5:00 p.m., New York City time, on December 13, 2023 (the “Expiration Date”), unless the Rights Offering is otherwise extended. Any Right not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire worthless without any payment to the holders of those unexercised Rights.

As described in the accompanying Prospectus, each Unitholder will receive one Right for every Common Unit owned of record as of 5:00 p.m. New York City time on the Record Date.

Each Right entitles the holder to purchase 1.758657 Common Units at a subscription price of $14.25 per whole Common Unit. The Partnership will not issue fractional Common Units in the Rights Offering. Fractional Common Units resulting from the exercise of the Rights as to any Unitholder will be eliminated by rounding down to the nearest whole Common Unit, with the total subscription payment being adjusted accordingly. For example, if you owned 1,000 Common Units as of 5:00 p.m., New York City time, on the Record Date, your Common Units would entitle you to receive 1,000 Rights and you would have the right to purchase 1,758 Common Units (rounded down from 1,758.657) for $14.25 per whole Common Unit (or $25,051.50 in aggregate). See “The Rights Offering—The Rights” in the Prospectus.

The Rights are evidenced by a non-transferable rights certificate (a “Rights Certificate”) registered in your name or the name of your nominee. Each beneficial owner of Common Units registered in your name or the name of your nominee is entitled to one Right for every Common Unit owned by such beneficial owner as of the Record Date. The Rights are non-transferable and, therefore, you may not assign, gift, sell or otherwise transfer your Rights to anyone else. The Rights will not be listed on the Nasdaq Global Select Market or any other stock exchange or market. As a result, if you do not exercise your subscription rights during the course of the subscription period before the Expiration Date, your rights will expire worthless.

Any excess subscription payments received by the Subscription Agent will be returned promptly, without interest or penalty, following the closing of the Rights Offering.

If you send a payment that is insufficient to purchase the number of Common Units you requested, or if the number of Common Units you requested is not specified in the forms, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional Common Units.

Enclosed are copies of the following documents:

(1) Prospectus;

(2) Rights Certificate;

(3) Instructions for Use of Rights Certificates of Capital Product Partners L.P.;

(4) Form of Beneficial Holder Election Form; and

(5) Form of Nominee Holder Certification.

Your prompt action is requested. To exercise Rights, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each Common Unit subscribed for, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m. New York City time on the Expiration Date. All payments of the Subscription Price must be made in United States dollars for the full number of Common Units for which you are subscribing by (1) Personal Check drawn on a U.S. bank payable to “Computershare” or (2) wire transfer of immediately available funds.

Failure to return the properly completed Rights Certificate with the correct payment will result in your not being able to exercise the Rights held in your name on behalf of yourself or other beneficial owners. A Rights holder cannot revoke the exercise of his or her Rights. Rights not exercised prior to the Expiration Date will expire worthless.

Additional copies of the enclosed materials may be obtained from the information agent, Georgeson LLC. The information agent’s telephone number is +1 (888) 275-5885.

Very truly yours,

Capital Product Partners L.P.